UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Further to the motion for temporary relief measures filed on July 25, 2022, by Ability Inc., Ability Industries Computers and Software Ltd., Ability Security Systems Ltd., and Telcostar Pte Ltd. (“Ability Group”), the Company hereby updates that on July 26, 2022, the Tel Aviv-Yafo District Court (the “Court”) appointed Mr. Gil Oren as Ability Group’s temporary trustee (the “Temporary Trustee”).

The Court authorized the Temporary Trustee to seize, keep, and safeguard Ability Group’s assets subject to any law. Furthermore, the Temporary Trustee was authorized to examine proposals for the sale of Ability Group’s assets and activities. In addition, the Temporary Trustee will examine the possibility of temporarily operating Ability Group, as well as the procedures being conducted in the US, which are likely to have an impact on the insolvency procedure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2022	ABILITY INC.

	By:	/s/ Gil Oren
Gil Oren
Temporary Trustee

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